SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 5)*

Autoliv, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

052800109
(CUSIP Number)

Cevian Capital II GP Limited 11-15 Seaton Place St. Helier, Jersey JE4 0QH Channel Islands Attention: Denzil Boschat +44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Attention: Eleazer N. Klein, Esq.
(212) 756-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052800109	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,376,924*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,376,924*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,376,924*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON IA, OO

*Includes 2,653,275 Swedish Depositary Receipts representing 2,653,275 shares of Common Stock.

CUSIP No. 052800109	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 1, 2018 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on March 13, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on April 4, 2018 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed on May 29, 2018 ("Amendment No. 3,"), and Amendment No. 4 to the Original Schedule 13D filed on May 29, 2018 ("Amendment No. 4," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D"), with respect to the Common Stock, par value $1.00 per share (the "Common Stock"), of Autoliv, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 5 amends Items 4, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On March 1, 2019 the Reporting Person entered into a cooperation agreement (the "Cooperation Agreement") with the Issuer pursuant to which the Issuer agreed, subject to the terms and conditions of the Cooperation Agreement, to nominate Min Liu (the "Investor Director") to serve as a director of the Issuer's board of directors (the "Board") at the 2019 annual meeting of stockholders of the Issuer and to be included in the Issuer’s future slates of directors during the Standstill Period (as defined below) until such time as the Issuer determines not to continue such nominations. In addition, the Reporting Person has customary replacement rights with respect to the Investor Director.

The Cooperation Agreement also provides for customary standstill provisions during a standstill period (the "Standstill Period"), which generally terminate 30 days following the time that Investor Director no longer serves as a director on the Board.

The foregoing summary of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement, which is included as Exhibit 4 hereto and incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by the addition of the following:

4	Cooperation Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on March 1, 2019).

CUSIP No. 052800109	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2019

CEVIAN CAPITAL II GP LIMITED

	By:	s/ Denzil Boschat
Name: Denzil Boschat
Title: Director